HOLDING

RECEIVED

2006 NOV -3 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06018109

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 30 October 2006

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing   Kay Amelungse

PROCESSED
NOV 0 7 2006
THOMSON
FINANCIAL

<u>Enclosures</u>

(1) 13 October 2006 — Press release: Hypo Real Estate Holding AG has acquired a stake of around 2.2% in the Australian investment and consulting company Babcock & Brown Ltd.

(2) 19 October 2006 — Press release: Hypo Real Estate Bank International: Successful completion of €50 million financing to Société de la Tour Eiffel for the acquisition, upon completion, of an office property in Paris, Porte des Lilas, from Nexity

11/6

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Stephan Bub, Dr. Paul Eisele,
Dr. Markus Fell, Frank Lamby

Press release

Hypo Real Estate Holding AG has acquired a stake of around 2.2% in the Australian investment and consulting company Babcock & Brown Ltd.

Munich, 13.10.2006: Hypo Real Estate Holding AG has acquired a stake of around 2.2% in the Australian investment and consulting company Babcock & Brown Ltd. (Sydney).

The acquisition is the basis of a further extension to the long-standing business relations between Babcock & Brown and the Hypo Real Estate Group. The Hypo Real Estate Group has identified opportunities of expanding the joint business base in international real estate financing and public finance, particularly in markets in which the group has so far not had a strong market position (Australia, Singapore and the West Coast of the United States). The group is expecting impetus for further growth and stronger diversification of its finance business.

Because of the long standing and mutually beneficial relationship between the companies Babcock & Brown is pleased to welcome Hypo Real Estate Group as an investor in the company.

Babcock & Brown Ltd.

Babcock & Brown is a global investment and advisory firm with longstanding capabilities in structured finance and the creation, syndication and management of asset and cash flow-based investments. Babcock & Brown was founded in 1977 and is listed on the Australian Stock Exchange. Babcock & Brown operates from 22 offices across Australia, North America, Europe, Asia, United Arab Emirates and Africa and has in excess of 810 employees worldwide. Babcock & Brown has five operating divisions including real estate, infrastructure and project finance, operating leasing, structured finance and corporate finance. The company has established a funds management platform across the operating divisions that has resulted in the creation of a number of focused investment vehicles in areas including real estate, renewable energy and infrastructure.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

For further information about Babcock & Brown please see the website: www.babcockbrown.com.

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and operational entities which focus on three distinct areas of activities. The international real estate financing business is combined in **Hypo Real Estate Bank International AG (Stuttgart)**. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank puc** (Dublin) combines Public Finance and Capital Markets business.

Press contact:

Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International: Successful completion of €50 million financing to Société de la Tour Eiffel for the acquisition, upon completion, of an office property in Paris, Porte des Lilas, from Nexity

Munich/Stuttgart/Paris, 19 October, 2006: Hypo Real Estate Bank International announces that it has arranged a €50 million investment financing (including VAT loan) and payment guarantee facility to Société de la Tour Eiffel. The transaction closed on 16 October 2006.

The facility will be used by Société de la Tour Eiffel to guarantee and finance, upon completion, the acquisition of a class A office building from Nexity. The property, which is located on the Périphérique ring road around central Paris, will provide 10 200 m^2 of office space, a 588 m^2 canteen facility, 1 500 m^2 of retail, 92 underground parking spaces and has a full H.Q.E (High Quality Environment) specification.

The buildings construction, which is being managed by Nexity, is due for completion by the end of 2008.

Commenting, Harin Thaker, CEO Europe - Hypo Real Estate Bank International AG, said: "This transaction continues our successful relationship with Société de la Tour Eiffel and I look forward to working on many more deals with them in the future."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Société de la Tour Eiffel

Since its « renaissance » and the adoption of the SIIC status in 2004, the Société de la Tour Eiffel positions itself as a "new generation" player in the commercial real estate investment market. After only 2 $^{1/2}$ years, the company already boasts a EUR 867 million portfolio, producing an estimated rental income of EUR 54 million for 2006. The company has become a reference in the listed property sector and seeks to achieve a EUR 1 billion portfolio to provide a valid investment product for its shareholders.